UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Sanomedics, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

801063405

(CUSIP Number)

December 15, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 13G

CUSIP No. 801063405	Page X of XX

1.	Names of Reporting Persons. Rainman Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,987,000
6. Shared Voting Power 1,987,000
7. Sole Dispositive Power 1,987,000
8. Shared Dispositive Power 1,987,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,987,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.01%
12.	Type of Reporting Person 4.99%

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13G

 CUSIP No.: 801063405

ITEM 1.

(a)	Name of Issuer: Sanomedics, Inc.

(b)	Address of Issuer's Principal Executive Offices: 44 Brickell Ave, Suite 415, Miami, FL 33131

ITEM 2.

(a)	Name of Person Filing: Rainman Capital LLC

(b)	Address of Principal Business Office, or if None, Residence: 2615 Hempel Ave, Windermere, FL 34786

(c)	Citizenship: Canada

(d)	Title of Class of Securities: Common Stock, .01 par value

(e)	CUSIP Number: 801063405

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the InvestmentCompany Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of aninvestment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,987,000

(b)	Percent of class: 9.01%

(c)	Number of shares as to which such person has: 1,987,000

(i)	Sole power to vote or to direct the vote 1,987,000

(ii)	Shared power to vote or to direct the vote 1,987,000

(iii)	Sole power to dispose or to direct the disposition of 1,987,000

(iv)	Shared power to dispose or to direct the disposition of 1,987,000

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

9.01%

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

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ITEM 10. CERTIFICATIONS.

(a)	The following certification shall be included if the statement isfiled pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held inthe ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b)	The following certification shall be included if the statement isfiled pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge andbelief, the securities referred to above were not acquired and are notheld for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired andare not held in connection with or as a participant in any transaction having such purpose or effect."

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2015
Date

/s/ Bradley Wilson
(Signature)

Bradley Wilson, Managing Member
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed orprinted beneath his signature.

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